03002064

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

RECEIVED FEB 25 2003

SEC FILE NUMBER
8-43745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Connecticut Capital Markets, LLC

OFFICIAL USE ONLY
028353
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Sound View Drive - Suite 100
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Richard L. Klass, Chairman (203) 622-3913
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road (Address) Farmington (City) CT (State) 06032 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONNECTICUT CAPITAL MARKETS, LLC

Financial Statements

December 31, 2002

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

Connecticut Capital Markets, LLC

December 31, 2002

CONTENTS

OATH OR AFFIRMATION

I, Richard L. Klass, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Connecticut Capital Markets, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman
Title

Notary Public 1/31/08

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To The Member
Connecticut Capital Markets, LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Connecticut Capital Markets, LLC, (the Company) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Capital Markets, LLC as of December 31, 2002, and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 14, 2003

Connecticut Capital Markets, LLC

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	79,700
Other assets		19,562
	$	99,262
Member's equity	$	99,262

The accompanying notes are an integral part of the financial statements

Connecticut Capital Markets, LLC

Statement of Operations

For The Year Ended December 31, 2002

Revenues:		
Placement fee income	$	142,103
Consulting fee income		7,333
Interest income		2,414
Total revenues		151,850
Expenses:		
Commissions - representatives		39,445
Guaranteed payments to member		211,430
Investor relations		27,629
Benefits - member		58,407
Securities license and registration fees		3,614
Business entertainment		1,606
Business travel		2,039
Payroll and employee benefits		2,020
Professional fees		88,999
Office supplies and expenses		7,414
Federal express		3,224
Rent		24,827
Bad debt		10,000
Insurance		1,567
Telephone		6,719
Taxes and filing fees		1,132
Loss on disposal of investments		40,000
Other expenses		5,000
Total expenses		535,072
Net loss	$	(383,222)

The accompanying notes are an integral part of the financial statements

Connecticut Capital Markets, LLC

Statement of Changes in Member's Equity

For The Year Ended December 31, 2002

Balance, beginning	$	287,484
Contributions by member		195,000
Net loss		(383,222)
Balance, ending	$	99,262

The accompanying notes are an integral part of the financial statements

Connecticut Capital Markets, LLC

Statement of Cash Flows

For The Year Ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(383,222)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss on disposal of investments		40,000
Increase in:		
Prepaid expenses		(16,109)
Net cash used in operating activities		(359,331)
Cash flows provided by investing activities:		
Member's contributions		195,000
Net decrease in cash and cash equivalents		(164,331)
Cash and cash equivalents, beginning of year		244,031
Cash and cash equivalents, end of year	$	79,700

The accompanying notes are an integral part of the financial statements

Connecticut Capital Markets, LLC

Notes To The Financial Statements

For The Year Ended December 31, 2002

Note 1 - Summary of Significant Accounting Policies:

Connecticut Capital Markets, LLC (the "Company") is registered as an underwriter participant and municipal securities dealer engaged primarily in facilitating the private placement of private equity instruments into corporate debentures and stock warrants through Private Placement Memorandums. The Company may also sell investment advisory services. The Company is a single member limited liability company owned by a single member limited liability company, Mid Market Financial Group, LLC, and as such, the member's liability is limited to amounts reflected in its account. The Company was organized as a Delaware limited liability company on February 24, 1999. The Company is the successor to the previously registered Connecticut Capital Markets, Inc., which was granted membership in the National Association of Securities Dealers, Inc. ("NASD") on May 15, 1991. The NASD approved the change of form of organization on March 15, 1999. The Company is licensed to sell securities in California, Colorado, Connecticut, District of Columbia, Florida, Illinois, Maryland, Massachusetts, New Jersey, New York, North Carolina, Ohio, Pennsylvania, and Texas.

Income Recognition

Private placement income and expenses and management fee income are recognized upon receipt or disbursement of the funds.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and, as such, the Company does not pay income taxes. The member is solely liable for individual income taxes on the Company's taxable income.

Off Balance Sheet Risk

During the year, the Company had amounts in excess of $100,000 in a single bank account. Amounts over $100,000 are not insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial institution, together with its cash balances, and tries to keep this potential risk to a minimum.

Connecticut Capital Markets, LLC

Notes To The Financial Statements

For The Year Ended December 31, 2002

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and a net capital requirement of $78,176 and $5,000, respectively. The Company's net capital ratio of aggregate indebtedness to net capital was 0% at December 31, 2002, and is in compliance with Rule 15c3-1 at December 31, 2002.

The Company is exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Related Party:

The Company is owned by a limited liability company and made guaranteed payments of $211,430 to its member during 2002.

Note 4 - Pension Plans:

The Company maintains a simplified employee pension individual retirement account for its financial principal. Contributions to the account are at the discretion of the managing member and may equal up to 25% of distributions to its member, net of Federal self-employment tax. The contribution for 2002 was $40,000.

Note 5 - Litigation:

The Company is a defendant in an aribitration filed by a former member of a related entity for alleged additional commissions due. The Company's counsel has advised that, at this stage in the proceedings, the probable outcome cannot be determined. The Company believes the suit is without merit and is vigorously defending its position.

The Company received a notification from the staff of the SEC whereby it intends to recommend that a civil injunctive action against the Company and its Managing Member alleging that the firm and its Managing Member violated Section 17(a) of the Securities Act of 1933 and Section 10 (b) of the Securities Exchange Act of 1934, and Rule 106-5 thereunder. The staff of the SEC is also considering recommending administrative proceedings against Connecticut Capital Markets, LLC, and its Managing Member pursuant to Sections 15(b) and 19(h) of the Securities Exchange Act of 1934 based upon the firm's and its Managing Member's failure to reasonably supervise a registered representative with a view toward preventing his alleged violations of the federal securities laws. There are no charges pending against the firm, and the Commission may, in its discretion, reject the staff's recommendation, modify the staff's recommendation or accept the staff's recommendation. The Company's counsel is in discussion with the staff of the SEC concerning its intended recommendation and the Managing Member is vigorously disputing the staff's position.

Note 6 - Concentration:

The Company participated in four private placement transactions during the year, of which two comprised 91% of placement fee income.

Connecticut Capital Markets, LLC

Notes To The Financial Statements

For The Year Ended December 31, 2002

Note 7 - Loss on Disposal of Assets:

Management has determined that two investments in stock of privately held companies have been written off due to bankruptcy.

Note 8 - Nonmonetary Transaction:

Included in placement fee income and commission expense is 254,000 shares of nonpublically traded securities valued at $25,400 as of December 31, 2002.

Connecticut Capital Markets, LLC

Computation of Net Capital

For The Year Ended December 31, 2002

Total member's equity from statement of financial condition	$	99,262
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		19,562
2% Haircut - money market funds		1,524
Net capital	$	78,176

Connecticut Capital Markets, LLC

Notes to Computation of Net Capital

For The Year Ended December 31, 2002

1. Nonallowable assets:
   Nonallowable assets from the statement of financial condition:

Prepaid expense	$	19,562

2. Haircut on investment:

2% Haircut - money market funds	$	1,524

3. Net capital reconciliation:

Net capital as reported in Part IIA of Form X-17a-5 as of December 31, 2002	$	78,176

There are no audit adjustments at December 31, 2002.

Connecticut Capital Markets, LLC

Computations of Basic Net Capital Requirement and

Aggregate Indebtedness

For The Year Ended December 31, 2002

Minimum net capital required	$	-
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	73,176
Excess net capital at 1000%	$	78,176

Computation of Aggregate Indebtedness:

Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		-

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To The Member
Connecticut Capital Markets, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Connecticut Capital Markets, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KOSTIN, RUFFKESS & COMPANY, LLC

Connecticut Capital Markets, LLC
Page Two

Because of inherent limitations on internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe should be noted:

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal control and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size.

The Member of the Company is aware of the weakness in internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the Member will review all transactions and books of original entry.

With the exception of the foregoing, our study and evaluation disclosed no other conditions that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for it purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 14, 2003